Exhibit 99.6

JANUARY 27, 2015

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2014 relative to 2013. The information in this section should be read in conjunction with the audited financial statements.

In this MD&A, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of a controlling equity interest in the Company.

Additional information on Norbord, including documents publicly filed by the Company, is available on the Company’s website at www.norbord.com or the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

To enhance shareholders’ understanding, certain five-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Earnings before finance costs, income taxes, depreciation and other unusual or non-recurring items (adjusted EBITDA), EBITDA margin, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), cash provided by (used for) operating activities per share, total shareholder return, net debt, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate or meaningful, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

1 NORBORD 2014 ANNUAL REPORT

BUSINESS OVERVIEW

Norbord is an international producer of wood-based panels with 13 plant locations in the United States (US), Europe and Canada.

Norbord is one of the world’s largest producers of oriented strand board (OSB) with an annual capacity of 5.1 billion square feet (Bsf) (3/8-inch basis). The core assets of Norbord’s OSB business are located in the South East region of the US. The Company is also a significant producer of wood-based panels in the United Kingdom (UK). Wood fibre is purchased from third parties which include private landowners and government-owned and -managed timberlands. Norbord employed approximately 1,900 people at December 31, 2014.

Operations include 11 OSB mills, two particleboard mills, one medium density fibreboard (MDF) mill and one furniture plant. The Company reports all operations as a single operating segment – wood-based panels.

PENDING MERGER WITH AINSWORTH LUMBER CO. LTD.

On December 8, 2014, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) announced that they had entered into an arrangement agreement under which the Company and Ainsworth will merge to create a leading global wood products company focused on OSB across North America, Europe and Asia. Under the terms of the transaction, the Company has agreed to acquire all of the outstanding common shares of Ainsworth in an all-share transaction in which Ainsworth shareholders will receive 0.1321 of a share of the Company for each Ainsworth share pursuant to a plan of arrangement under the British Columbia Business Corporations Act.

On January 27, 2015, the transaction was approved by the required majorities of shareholders of each of Ainsworth and the Company. The transaction remains subject to customary conditions to closing, including approval of the plan of arrangement by the Supreme Court of British Columbia. In addition, while the transaction is not reportable under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the HSR Act) or the Canadian Competition Act, the U.S. Department of Justice (DOJ) has requested information about the transaction and the companies, as it is entitled to do. The Company and Ainsworth are providing the DOJ with the information it has requested and are working proactively with the DOJ to ensure an expedited review process. Norbord and Ainsworth are confident this review will have a satisfactory outcome and that it will not impact the companies’ ability to close the transaction by the end of the first quarter of 2015. Further information on the transaction and its expected effects on the Company can be found in the joint management information circular dated as of December 18, 2014.

Brookfield and its affiliated entities, which control approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively, will control approximately 53% of the outstanding common shares of the combined company upon closing. Based on the number of Ainsworth common shares outstanding as at December 8, 2014 (the date of the arrangement agreement), approximately 31.8 million Norbord common shares will be issued to Ainsworth shareholders on closing.

NORBORD 2014 ANNUAL REPORT 2

STRATEGY

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle. Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2014:

Financial Goal		2014 Accomplishments
1.	Generate cash.	•	Achieved adjusted EBITDA of $90 million and ROCE of 10%.

		•	Generated $24 million of Margin Improvement Program (MIP) gains across the Company.

		•	Increased European particleboard and MDF panel shipment volume by 7% and 5% respectively, benefiting from higher prices and richer product mix.

		•	Continued to manage operating working capital at minimal levels.

2.	Protect the balance sheet.	•	Ended the year with unutilized liquidity of $367 million (including $25 million in cash and cash equivalents), net debt to capitalization on a book basis of 51% and tangible net worth of $404 million.

3 NORBORD 2014 ANNUAL REPORT

The table below summarizes the six key components of Norbord’s business strategy and the Company’s 2014 performance in each area:

Strategic Priority		2014 Performance
1.	Develop a world-class safety culture.	•	Achieved best-ever safety performance with an Occupational Safety and Health Administration (OSHA) recordable rate of 0.69.

		•	Completed OSHA recordable injury-free year at four mills (Genk, Belgium; Inverness, Scotland; South Molton, England; and Nacogdoches, Texas).

		•	Four mills reached greater than one million hours without a lost-time injury. South Molton, England mill reached one million hours without a recordable incident.

		•	Received 2013 Safest Company Award from APA – The Engineered Wood Association.

2.	Pursue growth in OSB.	•	Increased production volume at North American and European panel mills by 6% over 2013.

		•	Set annual production records at six of 11 operating mills: Bemidji, Minnesota; Joanna, South Carolina; La Sarre, Quebec; Genk, Belgium; Cowie and Inverness, Scotland mills.

		•	Agreed to merger with Ainsworth to create a leading global wood products company focused on OSB across North America, Europe and Asia, with total OSB capacity of approximately 7.7 Bsf (3/8-inch basis).

		•	Progressed planning for potential European OSB capacity expansion.

3.	Own high-quality assets with low-cost positions.	•	Completed second year of capital reinvestment strategy, focused on improving productivity and reducing manufacturing costs. Key projects included the rebuild of the wood-handling end at the Joanna, South Carolina mill, the fines screening project at the Cordele, Georgia mill, and the dryer upgrade at the Cowie, Scotland particleboard mill.

		•	Continued preliminary work to rebuild the press line and prepare the Huguley, Alabama mill for a future restart.

4.	Maintain a margin-focused operating culture.	•	Generated $24 million in MIP gains across the Company from improved productivity, lower raw material usages, a richer value-added product mix and reduced labour costs. Paybacks on recent capital investments also contributed to MIP this year.

5.	Focus on growth customers.	•	Increased shipments of North American value-added products by 8%.

		•	Increased OSB shipments to key UK and German customers by 11%.

6.	Allocate capital with discipline.	•	Invested $77 million in capital projects to enhance the Company’s earnings potential.

		•	Declared quarterly dividends of CAD $0.60 per share totalling $116 million in 2014 under the Company’s variable dividend policy.

		•	Announced reset of dividend to CAD $0.25 per share starting in the first quarter of 2015 to take into account growth and other capital investment opportunities, and to maintain flexibility in the Company’s capital structure.

NORBORD 2014 ANNUAL REPORT 4

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2014	2013	2012¹	2011	2010
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	10%	35%	23%	5%	12%
Return on equity (ROE)	6%	35%	21%	(3)%	4%
Cash provided by (used for) operating activities	29	244	136	(13)	127
Cash provided by (used for) operating activities per share	0.54	4.78	3.12	(0.30)	2.93

SALES AND EARNINGS
Sales²	1,198	1,343	1,149	965	962
Adjusted EBITDA	90	287	188	45	107
Earnings	26	149	71	(11)	13
PER COMMON SHARE
Basic earnings	0.49	2.92	1.63	(0.25)	0.30
Diluted earnings	0.48	2.79	1.56	(0.25)	0.29
Dividends paid	2.15	1.78	—	—	—

Total assets	1,104	1,262	1,123	1,070	1,118
Long-term debt	434	433	433	438	443
Net debt for financial covenant purposes³	418	251	315	360	337
Net debt to capitalization, market basis³	26%	14%	32%	42%	35%
Net debt to capitalization, book basis³	51%	34%	43%	51%	49%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	3,511	3,339	3,111	2,885	2,989
Europe	1,663	1,567	1,574	1,547	1,405
Indicative average OSB price
North Central ($/Msf–7/16”)	218	315	271	186	219
South East ($/Msf–7/16”)	188	277	241	169	198
Europe (€/m3)[4]	262	273	260	264	244

[1]	Figures have been restated for the adoption of the amendments to International Accounting Standard (IAS) 19.
[2]	Outbound freight costs are no longer netted against sales; 2010 restated as a result of the adoption of IFRS.
[3]	2010 has not been restated for IFRS and shows the originally disclosed figures under Canadian GAAP.
[4]	European indicative average OSB price represents the gross delivered price to the largest Continental market.

North American OSB demand continues to improve, driven by a gradual rebound in new home construction and strong growth in repair-and-remodel and industrial uses. US housing starts came in at 1.01 million in 2014, up 9% compared to 2013, with single-family starts 5% higher. Supply outstripped demand, however, as production from six restarted OSB mills continued to ramp up. As a result, the North American North Central OSB benchmark price averaged $218 per thousand square feet (Msf) (7/16-inch basis) in 2014, down 31% over 2013, while the South East OSB benchmark price averaged $188 per Msf, down 32% over 2013. Norbord produced 6% more OSB in North America to meet improving customer demand, representing approximately 80% of stated capacity in 2014 compared to 75% in 2013. Norbord’s European panel business continued to generate strong financial results, despite increasingly negative headlines from the Eurozone, as demand in the Company’s core markets remains strong.

Against this market backdrop, Norbord generated adjusted EBITDA of $90 million in 2014 versus $287 million in 2013. Significantly lower North American OSB prices and higher key input prices were the primary drivers of the year-over-year adjusted EBITDA decrease in 2014. However, on the controllable side of the business, Norbord generated $24 million of Margin Improvement Program (MIP) gains in 2014, measured relative to 2013 at constant prices and exchange rates, primarily from lower raw material input usages and higher productivity. Earnings were $26 million ($0.49 per basic share; $0.48 per diluted share)

5 NORBORD 2014 ANNUAL REPORT

versus $149 million ($2.92 per basic share; $2.79 per diluted share) in 2013. Pre-tax ROCE averaged 10% compared to 35% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the efficient use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Norbord has generated an average annual ROCE of 17% over the past five years.

Norbord is well positioned to benefit from the US housing market recovery, and growing demand in the Company’s core European markets in the years ahead.

OUTLOOK FOR 2015

Industry experts are forecasting US housing starts in the range of 1.11 million to 1.21 million in 2015, which would represent an increase of 10% to 20% over 2014. In addition, Norbord expects continued solid growth in repair-and-remodel and industrial demand in 2015. There are no indications of any new industry capacity restarting in 2015, and this should drive higher demand-to-capacity ratios in the coming year. Norbord’s Huguley, Alabama mill will remain on a slow rebuild pace until it is sufficiently clear that customers require more product.

Norbord’s European operations are expected to deliver strong results again in 2015 as the Company’s core panel markets (UK, Germany and BeNeLux) continue to grow. UK housing starts were up 17% in 2014 and industry experts are forecasting an increase of 6% for 2015. The Ukrainian crisis continues to put pressure on OSB prices as eastern European producers redirect supply towards Central Europe. While this is expected to persist for the foreseeable future, it should further accelerate OSB substitution against plywood. Norbord expects to continue to run all panel mills at capacity, and achieve further productivity gains in 2015.

On the input cost side, the recent plunge in oil prices is reversing a decade-long upward trend in resin prices. While this should provide a meaningful tailwind, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usages and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.

Norbord is planning to make capital investments of $50 million in 2015 which includes key strategic capital projects focused on reducing manufacturing costs and increasing productivity across the Company’s mills.

Norbord has strong financial liquidity and no debt maturities until 2017. Combined with the Company’s competitive cost position, diversified sales strategy and solid customer partnerships, Norbord is well positioned for the continuing recovery in housing markets and will benefit from stronger OSB demand in the years ahead.

NORBORD 2014 ANNUAL REPORT 6

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2014	2013	2012	2011	2010
Sales[1]	1,198	1,343	1,149	965	962
Adjusted EBITDA	90	287	188	45	107
Adjusted EBITDA margin	8%	21%	16%	5%	11%
Depreciation	60	56	53	51	51
Investment in property, plant and equipment	78	83	26	25	16

Shipments (MMsf–3/8”)	5,174	4,906	4,685	4,432	4,394
Indicative average OSB price
North Central ($/Msf–7/16”)	218	315	271	186	219
South East ($/Msf–7/16”)	188	277	241	169	198
Europe (€/m3)[2]	262	273	260	264	244

[1]	Outbound freight costs are no longer netted against sales; 2010 restated as a result of the adoption of IFRS.
[2]	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Markets

North America is the principal market destination for Norbord’s products. North American OSB comprised approximately 68% of Norbord’s panel shipments by volume. Therefore, results of operations are most affected by volatility in North American OSB prices and demand. Europe comprised approximately 32% of total shipments by volume. European panel prices are less volatile than North American prices and therefore, affect Norbord’s results to a lesser degree.

Shipments

MMsf–3/8”	2014	2013	2012	2011	2010
North America	3,511	3,339	3,111	2,885	2,989
Europe	1,663	1,567	1,574	1,547	1,405

Total	5,174	4,906	4,685	4,432	4,394

North America

North American OSB demand continued to improve as the US housing recovery gained further traction in 2014, albeit at a more gradual pace than originally expected. Supply outstripped demand, as production from six restarted OSB mills continued to ramp up. As a result, North Central benchmark OSB prices traded in a tight range for most of 2014 – from a high of $235 per Msf (7/16-inch basis) in May, decreasing to the $220 range during the fall before finishing the year at $205 per Msf. The North Central benchmark price averaged $218 per Msf in 2014 compared to $315 per Msf in 2013, a 31% decrease. In the South East region, where approximately 55% of Norbord’s North American OSB capacity is located, prices averaged $188 per Msf, compared to $277 per Msf in the prior year. The regional price spread was wider than the historical average at various points throughout the year reflecting both the impact of OSB industry restart activity in the South East and the comparatively slower pace of the housing recovery in that region.

According to APA – The Engineered Wood Association (APA), new home construction is still the primary end use for the OSB industry in North America, accounting for approximately 50% of OSB demand in 2014. US housing starts were approximately 1.01 million in 2014, up 9% from 0.93 million in 2013, and permits were also 4% higher. Single-family starts (which use approximately three times more OSB than multifamily) increased by 5%. Despite the significant rebound in new home construction since 2009, US housing starts remain well below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of OSB.

Norbord’s North American OSB shipment volume increased by 5% in 2014. Approximately half of Norbord’s OSB sales volume went to the new home construction sector in 2014, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction and industrial applications. Management

7 NORBORD 2014 ANNUAL REPORT

believes that this distribution channel diversity provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.

According to the APA, North American OSB demand increased by 6% in 2014 to approximately 19.9 Bsf (3/8-inch basis), representing 65% of total North American OSB and plywood structural panel demand and 71% of industry OSB installed production capacity (81% of industry operating capacity). Norbord’s North American OSB mills produced at approximately 80% of total capacity in 2014 (100% of operating capacity), up from 75% in 2013.

Europe

Norbord’s core European panel markets in the UK, Germany and BeNeLux all saw demand growth in 2014, despite the increasingly negative economic news coming from the Eurozone. The UK, where three out of Norbord’s four European mills are located, led the recovery with unemployment falling below 6%, GDP growth of over 2% and housing starts increased by 17% compared to the prior year, supported by first time homebuyer incentives and improved consumer confidence. In Germany, Norbord’s largest Continental European market, housing starts increased by 5%, representing the sixth consecutive year of growth. In this improving environment, Norbord’s European mills produced at approximately 105% of capacity in 2014 compared to 100% in 2013.

Year-over-year, particleboard prices increased 7% while MDF prices, which are less directly impacted by the recovering housing sector, improved 2%. OSB prices, however, decreased 6% as eastern European supply was redirected toward the west due to the ongoing conflict in the Ukraine.

Historically, the UK has been a net importer of panel products. For the past several years, the Pound Sterling has traded in a range relative to the Euro that has been advantageous to Norbord’s primarily UK-based operations as it has improved sales opportunities within the UK, slowed the flow of Continental European imports and supported Norbord’s export program into the Continent. The Pound Sterling traded between 1.19 and 1.29 against the Euro during 2014, a range that continued to benefit Norbord.

Sales1

(US $ millions)	2014	2013	2012	2011	2010
North America	$688	$879	$701	$507	$586
Europe	510	464	448	458	376

Total	$1,198	$1,343	$1,149	$965	$962

[1]	Outbound freight costs are no longer netted against sales; 2010 restated as a result of the adoption of IFRS.

Total sales decreased by $145 million or 11% in 2014. In North America, sales decreased by 22% due to significantly lower OSB prices, which were partially offset by a 5% increase in shipment volumes. Average North Central and South East OSB benchmark prices decreased by $97 per Msf and $89, respectively, in 2014, which is a decrease of 31% and 32%, respectively, compared to 2013. In Europe, sales increased by 10% due to higher particleboard and MDF prices, higher shipment volumes, and the foreign exchange translation impact of a stronger Pound Sterling relative to the US dollar, offset partially by lower OSB prices.

NORBORD 2014 ANNUAL REPORT 8

Production

(MMsf–3/8”)	2014	2013	2012	2011	2010
North America	3,521	3,316	3,123	2,864	2,993
Europe	1,690	1,610	1,576	1,537	1,437

Total	5,211	4,926	4,699	4,401	4,430

Total production volume increased by 6% or 285 million square feet (MMsf) (3/8-inch basis). The Company ran more of its North American capacity to meet increased OSB demand and its European panel mills continued to run on full production schedules.

North America

North American production volume increased by 6% or 205 MMsf (3/8-inch basis) in 2014 due to production efficiencies from the Company’s operating mills and additional volume from the Jefferson, Texas mill which was restarted in July 2013, partially offset by reduced production schedules. Annual production records were achieved at the mills in Bemidji, Minnesota; Joanna, South Carolina; and La Sarre, Quebec.

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2015, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for future restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. These two mills represent 19% of Norbord’s annual estimated capacity in North America.

Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at approximately 100% of their stated capacity in 2014. This compares to 95% in 2013. Including the indefinitely curtailed mills, Norbord’s mills produced at approximately 80% of stated capacity in 2014, compared to 75% in 2013.

Effective at December 31, 2014, Norbord’s stated annual North American OSB capacity was increased by 150 MMsf (3/8-inch basis), reflecting a significant capital investment to rebuild the wood-handling end at the Joanna, South Carolina mill.

Europe

European production volume increased by 5% or 80 MMsf (3/8-inch basis). Annual production records were achieved at the two OSB mills in Inverness, Scotland and Genk, Belgium, and at both the particleboard and MDF lines in Cowie, Scotland. All of Norbord’s panel mills ran on full production schedules in 2014 excluding maintenance and holiday shutdowns. The Company’s mills produced at approximately 105% of capacity in 2014, compared to 100% in 2013.

Effective at December 31, 2014, Norbord’s stated annual European panel capacity was increased by a total of 170 MMsf (3/8-inch basis), reflecting recent capital investments and improved operating efficiencies at mills in Cowie, Scotland (particleboard line); Genk, Belgium (OSB); and Inverness, Scotland (OSB).

Operating Results

Adjusted EBITDA (US $ millions)	2014	2013
North America	$54	$255
Europe	47	46
Unallocated	(11)	(14)

Total	$90	$287

9 NORBORD 2014 ANNUAL REPORT

Norbord generated adjusted EBITDA of $90 million in 2014, compared to $287 million in 2013. North American OSB generated adjusted EBITDA of $54 million, compared to $255 million in the prior year, a year-over-year decline of $201 million. Norbord’s European panel operations generated adjusted EBITDA of $47 million, a year-over-year improvement of $1 million. Unallocated costs were $3 million lower in 2014 mainly due to lower incentive compensation in 2014, and the foreign exchange translation impact of a weaker Canadian dollar.

North America

Norbord’s North American adjusted EBITDA decreased by $201 million primarily driven by significantly lower OSB prices and higher raw material prices. This was partially offset by higher shipment volume, lower raw material usages driven by MIP initiatives, lower mill profit share costs attributed to the lower results and the foreign exchange translation impact of a weaker Canadian dollar. Average North Central and South East OSB benchmark prices per Msf decreased by $97 and $89, respectively, which is a decrease of 31% and 32%, respectively, compared to 2013. On the cost side, higher raw material prices negatively impacted operating costs as fibre and resin prices increased year-over-year.

Europe

Norbord’s European operations delivered another strong year, benefiting from the improving trends in the Company’s core UK and German housing markets. The adjusted EBITDA improvement of $1 million in 2014 was primarily driven by higher average MDF and particleboard prices, higher shipment volumes, and the foreign exchange translation impact of a stronger Pound Sterling relative to the US dollar, offset partially by the impact of lower OSB prices, and higher labour, supplies and maintenance costs. European panel prices increased by 7% and 2% for particleboard and MDF, respectively, while OSB decreased by 6%.

Adjusted EBITDA Variance

The components of the adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2014 vs. 2013
Adjusted EBITDA – current period	$90
Adjusted EBITDA – comparative period	287

Variance	(197)

Mill nets[1]	(223)
Volume[2]	19
Key input prices[3]	(11)
Key input usage[3]	10
Mill profit share and bonus	11
Maintenance and other[4]	(3)

Total	$(197)

[1]	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
[2]	The volume variance represents the impact of shipment volume changes across all products.
[3]	The key inputs include fibre, resin, wax and energy.
[4]	The maintenance and other category covers all remaining variances including labour and benefits, and the impact of foreign exchange.

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In North America, sales decreased by 22% primarily due to significantly lower OSB prices partially offset by higher shipment volumes. In Europe, sales increased by 10% due to higher particleboard and MDF prices, higher shipment volumes, and the foreign exchange translation impact of a stronger Pound Sterling relative to the US dollar, offset partially by lower OSB prices.

On the cost side, fluctuations in uncontrollable raw material prices significantly impact operating costs. For the fifth consecutive year, key raw material prices increased, particularly in North America.

NORBORD 2014 ANNUAL REPORT 10

Fibre prices increased in both North America and Europe in 2014 due to competition and logging capacity constraints which are putting pressure on timber harvesting in certain areas. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as wood recycled materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.

Resin and wax prices, which are indexed to widely-used industrial chemicals derived from oil and gas products, also rose in North America in 2014. Benzene and phenol (key resin feedstock) hit record highs in the third quarter, but have since been trending down as a result of plunging oil prices. In Europe, resin prices decreased mainly due to the impact of a stronger Pound Sterling.

The prices of fibre, resin, wax and energy, which account for approximately 65% of Norbord’s cash production costs, have risen in the past three years, particularly in 2013 where key input prices increased by $28 million relative to 2012 as the broader economic recovery gained traction. MIP gains of $24 million in 2014 measured relative to 2013 at constant prices and exchange rates, mitigated the impact of higher raw material prices on Norbord’s earnings in 2014. Contributions to MIP included improved productivity, raw material usage reduction initiatives, a richer value-added product mix, and labour cost reductions. Paybacks on the Company’s investments in fines screening technology and the rebuild of the wood-handling end at the Joanna, South Carolina mill also contributed to the 2014 MIP gains.

In 2014, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased 1% over the prior year driven by increased production volume and lower raw material usages, partially offset by higher raw material prices. Excluding the impact of higher raw material prices, production costs per unit decreased by 3%.

FINANCE COSTS, COSTS ON EARLY DEBT EXTINGUISHMENT, DEPRECIATION AND INCOME TAX

(US $ millions)	2014	2013	2012[1]	2011	2010
Finance costs	$(30)	$(37)	$(37)	$(33)	$(34)
Costs on early debt extinguishment	—	(20)	—	—	—
Depreciation	(60)	(56)	(53)	(51)	(51)
Income tax recovery (expense)	31	(25)	(27)	28	(1)

[1]	Figures have been restated for the adoption of the amendments to IAS 19.

Finance Costs

Finance costs in 2014 declined compared to 2013 due to the lower interest rate on the senior secured notes. In November 2013, the Company issued $240 million in senior secured notes with an interest rate of 5.375%. These funds were used to early redeem the then existing $240 million in senior notes with an interest rate of 6.25%. In addition, $1 million of interest costs were capitalized on qualifying assets.

The effective interest rate on Norbord’s debt-related obligations was 6.4% as at both December 31, 2014, and December 31, 2013. None of Norbord’s net debt was subject to floating interest rates as at both December 31, 2014, and from December 31, 2013.

Costs on Early Debt Extinguishment

In 2013, the Company redeemed its outstanding $240 million 6.25% senior notes due in 2015. The costs incurred on early extinguishment were $20 million (see Liquidity and Capital Resources section).

Depreciation

Depreciation expense in 2014 was $4 million higher compared to 2013 due to higher production volumes as the Company uses the units-of-production method.

11 NORBORD 2014 ANNUAL REPORT

Income Tax

A tax recovery of $31 million was recorded in 2014 on the pre-tax loss of $5 million. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries. In 2014, a non-recurring income tax recovery of $12 million ($0.22 per basic and diluted share) was recorded which is comprised of: (i) the recognition and utilization of certain tax attributes that offset taxes previously expensed; and (ii) the recognition of a previously unrecognized deferred tax asset.

A tax expense of $25 million was recorded in 2013 on pre-tax income of $174 million. The effective tax rate of 14% is lower than the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries. In 2013, non-recurring income tax recoveries of $18 million ($0.35 per basic share; $0.34 per diluted share) were recorded which included: (i) the recognition and utilization of certain tax attributes that offset taxes previously expensed; (ii) a reduction in substantively enacted tax rates in the UK; and (iii) the recognition of a non-recurring deferred tax asset.

In 2014 and 2010, the Company received net cash tax refunds of $3 million and $52 million, respectively, related to losses carried back and over instalments. In 2013, 2012 and 2011, the Company paid net cash taxes of $10 million, $nil and $1 million, respectively, related to instalments.

At December 31, 2014, the Company had tax operating loss carryforwards of approximately €34 million from operations in Belgium. These losses can be carried forward indefinitely to offset future taxable income in Belgium. The Company also has tax operating loss carryforwards of CAD $108 million and US $133 million from operations in Canada and the US, respectively, which expire between 2026 and 2034. In addition, the Company has capital losses of CAD $226 million which can be carried forward indefinitely. The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable, and will protect future cash flows. Certain deferred tax assets in respect of tax losses and other attributes have been recognized and included in deferred income taxes in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance date and reduces the amount recognized to the extent, in the judgement of management, it is not probable to be realized.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2014	2013	2012	2011	2010
Cash provided by (used for) operating activities	$29	$244	$136	$(13)	$127
Cash provided by (used for) operating activities per share	0.54	4.78	3.12	(0.30)	2.93

Operating working capital	65	44	50	28	10

Total working capital	94	248	178	116	127

Investment in property, plant and equipment	78	83	26	25	16
Net debt to capitalization, market basis[1]	26%	14%	32%	42%	35%
Net debt to capitalization, book basis[1]	51%	34%	43%	51%	49%

[1]	2010 has not been restated for IFRS and shows the originally disclosed ratios under Canadian GAAP.

At year-end, the Company had unutilized liquidity of $367 million, comprising $25 million in cash and cash equivalents, $242 million in revolving bank lines and $100 million undrawn under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

NORBORD 2014 ANNUAL REPORT 12

The Company’s outstanding long-term debt has a weighted average term of 4.2 years. Norbord’s net debt for financial covenant purposes was $418 million at December 31, 2014, which includes long-term debt of $440 million less cash and cash equivalents of $25 million plus letters of credit of $3 million.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due in 2017 bear an interest rate that varies with the Company’s credit ratings. In June 2012, Moody’s Investors Service upgraded the ratings on the Company’s senior secured debt from Ba3 to Ba2 and accordingly, the interest rate on the 2017 notes decreased by 0.25% from 7.95% to 7.70% effective February 15, 2012.

Senior Secured Notes Due 2020

In November 2013, the Company issued $240 million in senior secured notes due in 2020 with an interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and committed revolving bank lines. In December 2013, the Company used the proceeds to early redeem the then existing $165 million 6.25% senior secured notes due in 2015 and $75 million 6.25% senior unsecured notes due in 2015. As a result, a premium of $17 million (pre-tax) was paid for the early extinguishment and a $3 million write-off of unamortized debt issue costs was recorded.

Revolving Bank Lines

The Company has a total aggregate commitment of $245 million which matures in May 2016 and bears interest at money market rates plus a margin that varies with the Company’s credit rating. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017 and 2020 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $250 million and maximum net debt to total capitalization, book basis, of 65%. As a result of the bank line renewal completed in 2010, the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back for the purposes of the tangible net worth calculation. In addition, other comprehensive income movement subsequent to January 1, 2011 is excluded from the tangible net worth calculation. Net debt includes total debt, principal value, less cash and cash equivalents plus letters of credit issued. At period-end, the Company’s tangible net worth was $404 million for financial covenant purposes, and net debt for financial covenant purposes was $418 million. Net debt to total capitalization, book basis, was 51%.

Debt Issue Costs

In 2013, debt issue costs of $6 million were incurred on the issuance of the 2020 senior notes and the renewal of the revolving bank lines. Amortization expense related to debt issue costs for 2014 was $1 million (2013 – $3 million).

Accounts Receivable Securitization

The Company has a $100 million accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $102 million (December 31, 2013 – $113 million) in accounts receivable and the Company did not have any drawings (December 31, 2013 – $nil) relating to this program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings fluctuates with the level of accounts receivable transferred, timing of cash settlements and the Company’s cash

13 NORBORD 2014 ANNUAL REPORT

requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as interest expense.

The securitization program contains no financial covenants. However, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at January 27, 2015, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, increased by $21 million during the year to $65 million at year-end, compared to $44 million at December 31, 2013. The year-over-year increase was primarily due to lower accounts payable and higher inventory partially offset by lower accounts receivables. Lower accounts payable was primarily attributed to lower mill profit share accruals and the timing of payments. Higher inventory was primarily attributed to higher supplies inventory on hand attributed to capital projects. Lower accounts receivables were primarily attributable to lower European trade receivables due to the foreign exchange translation impact of a weaker Pound Sterling versus the US dollar at year-end. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

Total working capital, which includes operating working capital plus cash and cash equivalents and income tax receivable, was $94 million as at December 31, 2014, compared to $248 million in the prior year. The decrease is primarily attributed to the lower cash balance.

Operating activities generated $29 million of cash or $0.54 per share in 2014, compared to $244 million or $4.78 per share in 2013. In 2014, lower adjusted EBITDA was the primary driver of the declining cash generation.

The Company did not have any net investment hedges in 2014 or 2013.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

	Payments Due by Period
(US $ millions)	2015	2016	2017	2018	2019	Thereafter	Total
Long-term debt, including interest	$29	$29	$221	$13	$13	$253	$558
Purchase obligations	56	54	40	16	—	—	166
Operating leases	4	3	2	—	—	—	9

Total	$89	$86	$263	$29	$13	$253	$733

Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS AND DIVESTITURES

Investment in Property, Plant and Equipment

(US $ millions)	2014	2013	2012	2011	2010
Increased productivity	$53	$48	$17	$15	$7
Environmental, health & safety	6	10	3	2	4
Maintenance of business	19	25	6	8	5

Total	$78	$83	$26	$25	$16

Due to market conditions, investment in property, plant and equipment was constrained to essential projects from 2008 to 2012. Investment in property, plant and equipment increased in 2013 and 2014 to total $161 million as part of the Company’s capital reinvestment strategy. The 2013 investment in property, plant and equipment of $83 million included the capital costs related to the preparation of the Jefferson, Texas mill

NORBORD 2014 ANNUAL REPORT 14

for restart as well as key strategic capital projects to improve production efficiency and reduce manufacturing costs across the Company’s mills. Investment in property, plant and equipment in 2014 was $78 million (which includes $1 million of capitalized interest cost), representing approximately 130% of depreciation. Key 2014 projects included the rebuild of the wood-handling end at the Joanna, South Carolina mill, the dryer upgrade at the Cowie, Scotland particleboard mill and the fines screening project at the Cordele, Georgia mill. Also included was approximately $6 million for preliminary work to rebuild the press line at the curtailed Huguley, Alabama mill. Further investment to prepare this mill for restart was deferred to 2015 and beyond.

Norbord’s 2015 investment in property, plant and equipment is expected to be $50 million. The plan includes further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy, including three fines screening projects. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s committed revolving bank lines or accounts receivable securitization program.

CAPITALIZATION

Common Share Information

At December 31	2014	2013	2012	2011	2010
Shares outstanding (millions)	53.5	53.4	44.0	43.6	43.5
Dividends (US $ millions)	$116	$91	$—	$—	$—
Market price at year-end (CAD $)	$25.83	$33.86	$30.19	$8.10	$14.64

At January 27, 2015, there were 53.5 million common shares outstanding. The average daily volume traded during 2014 was approximately 201,000 shares, compared to approximately 218,000 shares in 2013.

In March 2014, Norbord renewed its normal course issuer bid in accordance with Toronto Stock Exchange (TSX) rules. Under the bid, the Company may purchase up to 2,670,496 of its common shares, which represented approximately 5% of the 53.4 million issued and outstanding common shares as at February 24, 2014. Purchases under the bid will terminate on the earlier of March 5, 2015, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX, or the date Norbord provides notice of termination of the bid. No share purchases were made under this bid or the Company’s previous bid that expired on February 4, 2014.

Amendment to Warrant Indenture

As at December 31, 2012, the Company had 135.2 million common share purchase warrants outstanding, entitling holders to purchase 13.5 million common shares, at a price of CAD $13.60 per share, at any time prior to December 24, 2013. On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis and receive common shares based on the in-the-money amount of their warrants. The Company’s Board of Directors approved this amendment on the recommendation of an independent committee comprising the five members of the Audit Committee. During 2013, 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. In addition, 0.8 million warrants were exercised on a cash basis resulting in the issuance of 0.1 million common shares for total proceeds of $1 million. In 2012, 1.1 million warrants were exercised resulting in the issuance of 0.1 million common shares for total proceeds of $1 million.

Dividends

On April 29, 2013, the Company’s Board of Directors approved a variable dividend policy which targets the payout to shareholders of a portion of expected future free cash flow through the cycle. The Company’s intention is that the dividend will reflect the cyclicality, not the seasonality, of the business. Under this policy, the Board of Directors has declared dividends of CAD $0.60 per common share in each of the past seven quarters including the fourth quarter of 2014.

15 NORBORD 2014 ANNUAL REPORT

On December 8, 2014, in conjunction with the announcement of the combination with Ainsworth, the Company also announced that it anticipates that the Board of Directors of the combined entity will continue with the Company’s variable dividend policy. Taking into account growth and other attractive capital investment opportunities, and to maintain flexibility in the Company’s capital structure, the Board of Directors of the Company announced that it expected to set the quarterly dividend at CAD $0.25 per common share in the first quarter of 2015. In the arrangement agreement with Ainsworth, the Company has agreed to not pay more than CAD $0.25 per common share for any future quarterly dividends with a record date prior to the closing of the merger, after which the Board of Directors of the merged entity will determine the appropriate level of dividends on a quarterly basis.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s existing revolving bank lines and senior notes, as well as broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board of Directors retains the power to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount described above or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends in the future.

Stock Options

As at December 31, 2014, options on 1.6 million common shares were outstanding, with 48% vested. The exercise prices for the outstanding options range from CAD $6.50 to CAD $111.30, with expiry on various dates up to 2024. In 2014, no stock options were exercised (2013 – 0.9 million stock options were exercised resulting in the issuance of 0.9 million common shares for total proceeds of $12 million).

NORBORD 2014 ANNUAL REPORT 16

SELECTED QUARTERLY INFORMATION

				2014				2013
(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	7%	7%	15%	13%	13%	21%	48%	55%
Return on equity (ROE)	3%	5%	10%	6%	2%	21%	46%	60%
Cash provided by (used for) operating activities	13	22	20	(26)	35	63	101	45
Cash provided by (used for) operating activities per share	0.25	0.41	0.37	(0.49)	0.68	1.18	1.91	1.01

SALES AND EARNINGS
Sales	282	302	311	303	302	311	365	365
Adjusted EBITDA	15	15	33	27	29	45	102	111
Earnings	3	5	11	7	2	27	53	67
PER COMMON SHARE
Basic earnings	0.06	0.09	0.21	0.13	0.04	0.51	1.00	1.51
Diluted earnings	0.06	0.09	0.20	0.13	0.04	0.50	0.99	1.26
Dividends paid	0.51	0.56	0.54	0.54	0.56	0.56	0.59	—

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	895	893	906	817	887	886	810	756
Europe	399	435	395	434	375	386	406	400
Indicative average OSB price
North Central ($/Msf–7/16”)	216	216	219	219	245	252	347	417
South East ($/Msf–7/16”)	181	177	199	193	192	207	313	396
Europe (€/m3)[1]	248	258	269	273	276	278	273	265

[1]	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and renovation work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and Europe. Logs are generally consumed in the spring and summer months.

The price of and demand for OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of and demand for OSB in North America. The Company estimates that the annualized impact on adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $36 million or $0.67 per basic share (pre-tax). Regional pricing variations, particularly in the Southern US, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, competition premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

17 NORBORD 2014 ANNUAL REPORT

Global commodity prices affect the prices of key raw material input costs, primarily fibre, resin, wax and energy. In each of the last five years, key input prices have increased as the broader US economic recovery gains traction. In 2014, the impact was more moderate as oil prices trended down in the fourth quarter, reversing a decade-long upward trend. In 2015, at current oil prices, downward pressure on input prices is expected to continue.

Norbord has relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, which comprises 12% of its panel production capacity. The Company estimates that the unfavourable impact of a one-cent (US) increase in the value of the Canadian dollar would negatively impact annual adjusted EBITDA by approximately $1 million when both of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Costs related to Ainsworth Combination – Included in the fourth quarter of 2014 is $5 million ($0.09 per basic and diluted share) of transaction costs related to the announced business combination with Ainsworth.

Costs on Early Debt Extinguishment – Included in the fourth quarter of 2013 is a $17 million ($0.32 per basic and diluted share) premium (pre-tax) paid on the early extinguishment of the Company’s outstanding $240 million 6.25% senior notes due in 2015 and a related $3 million ($0.06 per basic and diluted share) write-off of unamortized debt issue costs.

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.13 per basic and diluted share) non-recurring income tax recovery and included in the third quarter of 2014 is a $5 million ($0.09 per basic and diluted share) non-recurring income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets. Included in the fourth quarter of 2013 is a $9 million ($0.17 per basic and diluted share) income tax recovery related to the recognition of a non-recurring deferred tax asset. Included in the third quarter of 2013 is a $9 million ($0.17 per basic and diluted share) non-recurring income tax recovery as a result of the recognition and utilization of certain tax attributes that offset taxes previously expensed as well as a reduction in substantively enacted tax rates in the UK.

FOURTH QUARTER RESULTS

Norbord achieved positive adjusted EBITDA results for the 22nd consecutive quarter.

In the fourth quarter, North Central benchmark OSB prices averaged $216 per Msf (7/16-inch basis), unchanged from the prior quarter and down $29 per Msf from the fourth quarter of 2013. In the South East region, where approximately 55% of Norbord’s North American OSB capacity is located, prices averaged $181 per Msf in the quarter, up $4 from the prior quarter and down $11 from the fourth quarter of 2013. Quarter-over-quarter, European panel prices all declined by 2% due to the seasonal drawdown in demand. Year-over-year, particleboard and MDF prices were flat, while OSB prices were down 11% due to the impact of the Ukraine crisis.

In North America, shipments were in line with the prior quarter as four more fiscal days in the quarter were offset by more curtailed production days due to the seasonal slowdown in OSB demand. Shipments were modestly higher compared to the same quarter last year due to higher productivity partially offset a reduced production schedule. In Europe, the seasonal slowdown was also evident as shipment volumes decreased over the prior quarter. European shipments were higher compared to the same quarter last year due to fewer maintenance shutdown days taken this year.

NORBORD 2014 ANNUAL REPORT 18

Sales in the quarter were $282 million, compared to $302 million in both the third quarter of 2014 and fourth quarter of 2013. Quarter-over-quarter, sales decreased by $20 million primarily due to the foreign exchange translation impact of a weaker Pound Sterling versus the US dollar. Year-over-year, sales decreased by $20 million mainly due to lower North American and European OSB prices.

Norbord’s North American OSB mills produced at approximately 75% of capacity in both the fourth quarter of 2014 and 2013, compared to 80% in the third quarter of 2014. Norbord’s European mills produced at approximately 105% of capacity in the fourth quarter of 2014, compared to 95% in the fourth quarter of 2013 and 100% in the third quarter of 2014.

Norbord recorded earnings of $3 million ($0.06 per basic and diluted share) in the fourth quarter of 2014, in line with the $5 million ($0.09 per basic and diluted share) in the third quarter of 2014 and $2 million ($0.04 per basic and diluted share) in the fourth quarter of 2013. Current quarter earnings includes $5 million in Ainsworth combination costs and earnings in the fourth quarter of 2013 included $20 million (pre-tax) in costs on the early repayment of the 2015 senior notes. All comparative quarters included non-recurring income tax recoveries (see Selected Quarterly Information, Income Taxes section).

Norbord recorded adjusted EBITDA of $15 million in both the current and previous quarter and $29 million in the fourth quarter of 2013. Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2014 vs. Q3 2014	Q4 2014 vs. Q4 2013
Adjusted EBITDA – current period	$15	$15
Adjusted EBITDA – comparative period	15	29

Variance	—	(14)

Mill nets[1]	(3)	(23)
Volume[2]	3	4
Key input prices[3]	—	(2)
Key input usage[3]	(2)	4
Mill profit share and bonus	—	1
Maintenance and other[4]	2	2

Total	$—	$(14)

[1]	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
[2]	The volume variance represents the impact of shipment volume changes across all products.
[3]	The key inputs include fibre, resin, wax and energy.
[4]	The maintenance and other category covers all remaining variances including labour and benefits, and the impact of foreign exchange.

Adjusted EBITDA

(US $ millions)	Q4 2014	Q3 2014	Q4 2013
North America	$6	$7	$21
Europe	11	11	12
Unallocated	(2)	(3)	(4)

Total	$15	$15	$29

Norbord’s North American operations generated adjusted EBITDA of $6 million in the fourth quarter of 2014, versus $7 million in the third quarter of 2014 and $21 million in the fourth quarter of 2013. Quarter-over-quarter, the decrease in adjusted EBITDA of $1 million was primarily attributed to lower OSB prices. The year-over-year decrease of $15 million was primarily attributed to significantly lower OSB prices partially offset by lower raw material usages and higher shipment volume.

19 NORBORD 2014 ANNUAL REPORT

In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) were flat versus the third quarter of 2014 as the impact of the additional production curtailments was offset by the impact of four additional fiscal days in the quarter. OSB cash production costs per unit (excluding mill profit share) decreased by 1% over the fourth quarter of 2013, attributed to higher shipment volume, lower raw material usages, and fewer maintenance shutdown days, partially offset by the impact of additional production curtailments and higher fibre and resin prices.

Norbord’s European operations generated adjusted EBITDA of $11 million in both the fourth and third quarters of 2014, versus $12 million in the fourth quarter of 2013. Quarter-over-quarter, adjusted EBITDA was flat as lower panel prices were offset by lower supplies and maintenance costs. The year-over-year decrease of $1 million is primarily attributed to lower OSB prices and higher fibre prices, partially offset by higher shipment volume and lower raw material usages.

Year-over-year, unallocated costs decreased primarily due to lower incentive compensation and the foreign exchange translation impact of a weaker Canadian dollar.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2014:

Indemnity Commitment

As at December 31, 2014, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company provided certain administrative services to Brookfield which were charged on a cost recovery basis. In addition, the Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. In 2014, the fees for services rendered and the cost of goods purchased was less than $1 million (2013 – $3 million) and were charged at market rates.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2014	2013
Salaries, incentives and short-term benefits	$2	$4
Share-based awards	1	1

	$3	$5

FINANCIAL POLICIES

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

NORBORD 2014 ANNUAL REPORT 20

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, the Company had unutilized liquidity of $367 million, comprising $25 million in cash and cash equivalents, $100 million undrawn under its accounts receivable securitization program and $242 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

At January 27, 2015, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2

Issuer	BB	BB-	Ba2
Outlook	Stable	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

CHANGES IN ACCOUNTING STANDARDS

(i) Levies

IFRIC 21, Levies (IFRIC 21), was issued by the IASB on May 20, 2013 and provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 became effective for the Company on January 1, 2014 and did not have an impact on the Company’s financial statements.

21 NORBORD 2014 ANNUAL REPORT

FUTURE CHANGES IN ACCOUNTING POLICIES

(i) Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year ending December 31, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(ii) Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 is effective for the year ending December 31, 2017. The Company is currently assessing the impact of IFRS 15 on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

Product Concentration and Cyclicality

OSB accounts for almost 85% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

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Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt.

Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in product prices on adjusted EBITDA:

	Sensitivity Factor	Impact on adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”	$36
OSB – Europe	€10 per m3	7

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon financial market conditions. Although Norbord has notes maturing in 2017 and 2020 and has bank lines that are committed to 2016, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.

23 NORBORD 2014 ANNUAL REPORT

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2014, Norbord had one customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer or any significant customer order cancellations could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

As Norbord does not own any timberlands, it purchases timber, wood chips and fibre as well as other wood recycled materials on the open market, in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to the Company’s operations. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity and other bio-based products.

Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Europe, wood fibre is purchased from the government and private landowners. Fibre for OSB comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s Canadian mills source roundwood logs primarily from private landholders and hold forestry licences and agreements to source aspen and birch from Crown timberlands in Quebec. Most of this Crown volume is harvested and delivered by third parties that also hold licences to operate in these areas.

The Crown licences require the payment of stumpage fees for the timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licences cover periods ranging from 20 to 25 years and are renewed or extended every five years. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation.

Third-Party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

NORBORD 2014 ANNUAL REPORT 24

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian employees are unionized – representing just under one-half of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three to five-year term, and the current contract with the Communications, Energy and Paperworkers Union (now Unifor) representing members at the OSB mill in La Sarre, Quebec expires June 30, 2016. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. In addition, environmental laws and regulations could become more stringent in the future.

Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Natural Events

Norbord’s business is exposed to numerous natural events, such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural disasters, that are not insurable events. If such an event occurs, Norbord may need to curtail production or incur increased fibre or other costs.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Tax Exposures

Norbord takes various tax-filing positions in the normal course of business, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Pound Sterling, Euro and Canadian dollar). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

25 NORBORD 2014 ANNUAL REPORT

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros

•	Net Canadian dollar-denominated monetary assets and liabilities

•	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are all closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency deficit position and therefore Norbord is required to make accelerated cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. Based on this assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2014. There have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2014 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

NORBORD 2014 ANNUAL REPORT 26

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation and other unusual or non-recurring items. Non-recurring items include costs related to the Ainsworth combination, costs on early debt extinguishment, and provision for non-core operation. As Norbord operates in a cyclical commodity business, Norbord interprets adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views adjusted EBITDA as a measure of gross profit and interprets adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles EBITDA and adjusted EBITDA to IFRS Earnings:

(US $ millions)	2014	2013	2012	2011	2010
Earnings	$26	$149	$71	$(11)	$13
Add: Finance costs	30	37	37	33	34
(Less) Add: Income tax (recovery) expense	(31)	25	27	(28)	1
Add: Depreciation	60	56	53	51	51

EBITDA	85	267	188	45	99
Add: Costs related to Ainsworth combination	5	—	—	—	—
Add: Costs on early debt extinguishment	—	20	—	—	—
Add: Provision for non-core operation	—	—	—	—	8

Adjusted EBITDA	$90	$287	$188	$45	$107

EBITDA margin (%) is defined as adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets adjusted EBITDA margin trends as indicators of relative operating performance.

Operating working capital is defined as accounts receivable plus inventory less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	2014	2013	2012	2011	2010
Accounts receivable	$121	$130	$125	$102	$90
Inventory	125	120	98	88	84
Accounts payable and accrued liabilities	(181)	(206)	(173)	(162)	(164)

Operating working capital	$65	$44	$50	$28	$10

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Total working capital is operating working capital plus cash and cash equivalents and tax receivable less bank advances, if any.

(US $ millions)	2014	2013	2012	2011	2010
Operating working capital	$65	$44	$50	$28	$10
Cash and cash equivalents	25	193	128	83	111
Tax receivable	4	11	—	5	6

Total working capital	$94	$248	$178	$116	$127

Capital employed is defined as the sum of property, plant and equipment, operating working capital, tax receivable and other assets less any unrealized balance sheet losses included in other liabilities. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, operating working capital, tax receivable and other assets.

(US $ millions)	2014	2013	2012	2011	2010
Property, plant and equipment	$800	$794	$764	$787	$814
Accounts receivable	121	130	125	102	90
Tax receivable	4	11	—	5	6
Inventory	125	120	98	88	84
Accounts payable and accrued liabilities	(181)	(206)	(173)	(162)	(164)
Other assets	—	—	—	5	13

Capital employed	$869	$849	$814	$825	$843

ROCE (return on capital employed) is adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is earnings available to common shareholders divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is an non-IFRS measure and is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Total shareholder return is a useful measure of the return on an investment in Norbord common shares, including share-price appreciation and dividends. The calculation assumes the reinvestment of all dividends in shares of Norbord.

Net debt is the principal value of long-term debt, including the current portion and bank advances, if any, less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2014	2013	2012	2011	20101
Long-term debt, principal value	$440	$440	$440	$440	$440
Less: Cash and cash equivalents	(25)	(193)	(128)	(83)	(113)

Net debt	415	247	312	357	327
Add: Letters of credit	3	4	3	3	10

Net debt for financial covenant purposes	$418	$251	$315	$360	$337

[1]	2010 has not been restated for IFRS and shows the originally disclosed figures under Canadian GAAP.

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Tangible net worth consists of shareholders’ equity. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011.

(US $ millions)	2014	2013	2012	2011	2010[1]
Shareholders’ equity	$359	$476	$386	$300	$352
Add: IFRS transitional adjustments	21	21	21	21	—
Add: Other comprehensive income movement[2]	24	(5)	15	22	—

Tangible net worth	$404	$492	$422	$343	$352

[1]	2010 has not been restated for IFRS and shows the originally disclosed figures under Canadian GAAP.
[2]	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

29 NORBORD 2014 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding income tax rates; (12) expectations regarding compliance with environmental regulations; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) expectations regarding the time necessary to satisfy the conditions to closing of the pending Ainsworth transaction.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (7) impact of changes to, or non-compliance with, environmental regulations; (8) impact of any product liability claims in excess of insurance coverage; (9) risks inherent to a capital intensive industry; (10) impact of future outcomes of tax exposures; and (11) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

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